FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON

FEBRUARY 23, 2011

1.         DATE, TIME AND PLACE: On the twentieth-three day of february, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.         MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4.         AGENDA: (i) Analyze, discussion and approval the Financial Statements related to the fiscal year ended on 2010, together with the Management Report and the Independent Auditor’s Report; (ii) Appreciation and approval of the Proposal for Designation of Retained Earnings for the fiscal year ended on 2010 and payment of dividends; (iii) Approval of the amount to be paid in advance on a quarterly basis, as interim dividends for year 2011, pursuant to the Company Policy on Distribution of Dividends; (iv) Approval of the Capital Budgeting and Investment Plan; and (v) Approval of Sendas Operation.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by majority vote:

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5.1.      To approve, without any correction, the Financial Statements and the Management Report related to the fiscal year ended on 2010, considering the Independent Auditor’s Report with a favorable report by the Fiscal Council. The members of the board also approved the forwarding of   the Financial Statements and the Management Report, together with the Independent Auditor’s Report and the Report of the Fiscal Council, to the Shareholders General Meeting.

5.2.      To approve the Proposal of Designation of Retained Earnings for the fiscal year ended on 2010 and the Payment of Dividends, as annex material, that shall be submitted for shareholders approval in General Meeting.

5.3.      To approve, for the year 2011, the amount to be paid in advance on a quarterly basis, as interim dividends, pursuant to the Company Policy on Distribution of Dividends approved at the Meeting held by the Company’s Board of Directors on August 3, 2009, where for it is stipulated that the amount to be paid in advance, every quarter, is R$ 0,09 of one Brazilian Real for each preferred share Class A and R$ 0,081818181818 of one Brazilian Real for each common share. The payment dates of interim dividends shall be defined by the Board of Directors, pursuant publication of the ITR for such period. For the fourth quarter, after the closing of the fiscal year and approval of the relevant financial statements, the Company shall pay to the shareholders the minimum dividend due, calculated under the Brazilian Corporations Law, upon deduction of the dividends paid in advance during the fiscal year.

5.4.      To approve, the Capital Budgeting and the Investment Plan, as annex material, that shall be submitted for shareholders approval in General Meeting.

5.5.      To approve, the acquisition by Barcelona Comércio Varejista e Atacadista S.A., a CBD subsidiary company, of the total 250.001.000 common shares class A, issued by Sendas Distribuidora, representing 50% of this company’s voting capital, for the total amount of R$ 377,000,000.00, in seven (7) installments, the first one in the amount of R$ 59,000,000.00, to be paid on the date of the closing of the acquisition, and the remaining balance, in the total amount of R$ 318,000,000.00, in 6 equal, consecutive, annual installments of R$ 53,000,000.00 each, the first one being due on July 1st, 2011, in that the 4th, 5th, 6th and 7th installments shall be monetarily updated under the IPCA’S positive variation, based on the month of July 2010. The members of the board also approved the call of an Extraordinary General Meeting to be held on March 14, 2011, for the appreciation and approval of that transaction.

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APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, February 23, 2011. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Directors Present: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.